Mail Stop 3-9
November 3, 2004

Brett R. Chapman, Esq.
General Counsel
WH Holdings (Cayman Islands) Ltd.
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands

Re:	WH Holdings (Cayman Islands) Ltd.
	Registration Statement on Form S-1
	File Number 333-119485

Dear Mr. Chapman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Comments Applicable to the Entire Prospectus
1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.
2. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
4. Please provide independent third party support for the following statements.

* "We are one of the largest network marketing companies in the world
...." (page 1)
* Your scientists are "world-renowned" (page 2)
* Your Medical Advisory Board consists of "leading medical doctors"
(page 2)

Please mark materials supporting these claims to indicate the supporting references.
5. We note that you intend to conduct a tender offer for all of the outstanding 11 3/4% Notes. Do you intend to file a Schedule TO? If you do not intend to file a Schedule TO, please provide your analysis as to why it is not required.

Prospectus Graphics
6. If not already contained in the prospectus filed on October 1, 2004, please provide us proofs of all graphic, visual or photographic information you will include in the printed prospectus. Please note we may have comments regarding this material.
7. We refer to the following graphics included in the front gatefold of the prospectus:

* the stamp replica in the upper left corner of the second page of images marked by the words "Cellular Nutrition ( Certified."

Please remove this image, as it suggests that the products shown on the page have satisfied some sort of official standard for nutritive value.

* the "before" and "after" photographs on the third page of images

Please remove the two pictures. Without an accompanying explanatory caption to provide context, these pictures are inappropriate. That said, however, the amount of descriptive information necessary to accurately and completely represent the circumstances surrounding the photographs would appear to be excessive and therefore ill-suited for the graphical presentation in the gatefold.
8. Please be advised that registrants must be just as rigorous in parsing the text of prospectus graphics or artwork as they would be with respect to any other information provided in the prospectus.
The prospectus is, above all, a disclosure document. In that regard, please remove the following language in the gatefold:

(Front gatefold)

* "Changing People`s Lives"
* "Providing an opportunity for improved health and financial well-being"
* "Combining the best of science and nature"

(Back gatefold)

* "Recognition and personal development"
* "Outstanding Business Opportunity"
* "Making the World Healthier"

In addition, please either remove the following language from the gatefold or provide substantiation for the claims suggested by these tag-lines and disclose this basis in the body of the prospectus.

	(Front gatefold)

* "Premier Weight-Loss & Nutrition Company"
*  "Highest-quality ingredients"

(Back gatefold)

* "Industry leading compensation plan"

Prospectus Summary, page 1
9. To the extent that you revise other sections of the prospectus in response to our comments, please make conforming changes, as applicable, to the prospectus summary.
10. We note that your summary only discusses the positive aspects of the Company and the offering. The prospectus summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the Company`s experience, strategy
and prospects and any risks or obstacles you face.   Please also note
that the balancing disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.
11. The discussion of your competitive strengths and strategy is too detailed for the summary and is exceedingly repetitive of information included in the Business section. Please revise to pare the discussion down to a bullet point list of the strengths and strategy points or limit the discussion to a sentence or two related to each point.
12. In the discussion of your business strategy, you state that you intend to invest approximately $50 million to upgrade your technology infrastructure. Please revise to indicate the period of time during which you plan to make these investments.

The Recapitalization, page 5
13. Please revise the last bullet point to quantify the estimated aggregate amount of the special cash dividend.
14. Additionally, please revise to indicate that you do not expect to have proceeds from the offering to invest in the growth of your business or development of new products. This information should also be included in your "Use of Proceeds."

Risk Factors, page 10

General
15. We note the statement in the introductory paragraph that reads, "The risks described below are not the only ones we faces. Other risks, including those that we do not currently consider material or may not currently anticipate, may impair our business." Please note that you must disclose all actual risks that you believe are material at this time, and it is inappropriate to refer to other risks. Accordingly, revise to delete this language from the introductory paragraph.
16. Please revise the heading and body of your risk factors where appropriate to replace generic language with specific disclosure of exactly how the risks mentioned have affected and will affect your operations, financial condition or business, and if practicable, to quantify the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "material adverse effect" and "adversely affect" throughout the risk factors section. These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risks or concerns to which you refer.
17. Some of your risk factor subheadings, as illustrated below, either state a fact or describe an uncertainty, but do not clearly or completely reveal the actual risk from a cause-and-effect perspective. These include, but are not limited to:
* "We are not in a position to exert the same level of influence or control over our independent distributors . . ." (page 10);
* "We are affected by extensive laws, governmental regulations, administrative determinations. . ." (page 12);
* "A substantial portion of our business is conducted in foreign markets" (page 13); and
* "There can be no assurance that we can further penetrate existing markets . . ." (page 14)

Please revise your subheadings as necessary to explain the specific risk and why and/or how it could affect investors. You may find it helpful to use an "if...then" approach to writing the subheadings, where "if" denotes the risk and the "then" discloses the specific adverse consequences of that risk.

18. To the extent that you revise your disclosure in the risk factors in response to our comments, please make conforming changes, as necessary, in the Business section and elsewhere in the registration statement.
19. Please consider including a risk factor disclosing that no proceeds from the offering will be used to grow your business or develop new products. If you do not believe such a risk factor is necessary, please supplementally explain the basis for your belief. "Our failure to establish and maintain distributor relationships . . .." page 10
20. Please quantify, to the extent practicable, the level of turnover among your distributors on a yearly basis and provide data on the average length of your distributor relationships.
21. To the extent you have identified any causes of the high rate of turnover, please disclose them.
22. In an appropriate location in your document, please describe the processes and requirements necessary to become a distributor and a supervisor.

"Adverse publicity associated with our products . . ." page 11
23. Please specifically discuss the extent to which negative publicity has affected your business in the past.

"We are affected by extensive laws..." page 12
24. Please revise to discuss the consequences of not obtaining all required licenses. Would you be subject to penalties, product recall, etc?
"The high level of competition in our industry for customers and distributors . . ."
page 12
25. If applicable, please address the extent to which low barriers to entry in the markets that you serve contribute to the level of competition that you face.
26. Please revise to identify any significant competitors.
"Our network marketing program could be found not to be in compliance. . ." page 13

27. As the focus of this risk factor is the risk that your network marketing program could run afoul of certain laws and regulations, please elaborate on the current lawsuit challenging the legality of your network marketing program. For example, you should disclose the identity of the plaintiffs, the specific allegations involved, the damages or relief sought, and the status of the litigation.

"There can be no assurance that we can further penetrate existing markets . . ." page 14
28. Please discuss the extent to which your business model and the success of your operations are contingent on continued expansion in existing and new markets. You should discuss the consequences to your business should your efforts to expand existing markets and penetrate new markets prove unsuccessful.

"We depend on the integrity and reliability of our information technology . . ." page 15
29. Please disclose the nature of the technology upgrades and, to the extent practicable, the amount you anticipate will be expended on this process.
30. If you have encountered technological problems that had a material adverse impact on your business, please revise to disclose this. For example, if you have experienced substantial interruptions to your services or damaged relationships with distributors, vendors or customers as a result of problems with your technological infrastructure, this should be made clear.

"We do not manufacture our own products . . ." page 15
31. Please revise to disclose whether your manufacturing arrangements are pursuant to long-term contracts and address the ability of your manufacturers to terminate supply arrangements with the Company on short notice.
32. If you are substantially dependent on any single supplier, the supplier should be identified and agreements with the supplier(s) should be filed as exhibits. Additionally, the material terms of these agreements should be described in the Business section.
"We are not assured compliance by distributors with labeling laws" page 15
33. Please discuss the ramifications to the Company in the event its distributors do not comply with labeling laws.

"Our intellectual property may not be adequate . . ." page 16
34. Please also address the risk that Herbalife may be deemed to infringe on the intellectual property rights of others. If you are aware of any claims that you are infringing on the intellectual property rights of other parties, please revise to describe these claims.

"One of our products constitutes a significant portion of our retail sales" page 16
35. To the extent that the data is available, please also provide the percentage of net sales attributable to ShapeWorks(tm)/Formula 1 for the current stub period and for the years ended December 31, 2002 and 2001.
"The loss of the services of members of our senior management team  .
.. ." page 16
36. Since most companies rely on their senior management, please clearly explain how this specific risk factor applies to the Company. For example, identify the key executives upon whom you are dependent and how you would be specifically adversely affected if one or more of them left.
37. Please disclose whether you have employment contracts with members of senior management and whether any are planning to leave, retire or are nearing retirement age.

"Our substantial amount of consolidated debt . . ." page 16
38. In addition to the current disclosure, please provide your annual debt service payments.
39. Please revise to address your debt load after giving effect to this offering and the restructuring. Provide your total debt, shareholders` equity and debt service payments post-offering.
"If we do not comply with transfer pricing and similar tax regulations . . ." page 17
40. If material, please disclose the magnitude of the additional tax, interest and penalties assessments that are pending.

"We may incur material product liability claims . . ." page 18
41. Please provide information about any material, or potentially material, product liability claims with which you dealt during the periods covered by this registration statement or which are ongoing.
42. We note that Herbalife has been named in lawsuits for its use of ephedra-based products. We refer, for example, to the October 4, 2004 Forbes magazine article, which mentions this fact. Please specifically address these lawsuits in this risk factor and discuss the Company`s exposure to ephedra lawsuit in general.

"There can be no assurance that we can achieve increased operational or tax benefits" page 18
43. Please disclose the specific tax benefits expected as a result of the restructuring, including the reduction in your blended effective tax rate and the anticipated tax savings.

"Provisions of our articles of association and Cayman Islands corporate law . . ." page 22
44. It appears that the more significant risk to investors is how these measures may prevent or frustrate any attempt by shareholders to change the direction or management of the company. Please revise these headings and risk factors to disclose these additional risks.

"Non-compliance with the Sarbanes-Oxley Act of 2002 . . ." page 20
45. As currently written this risk factor applies to all companies in all industries. Please revise to tailor the risk factor discussion to your company`s specific circumstances. For example, are there any areas of concern relating to your internal controls? Additionally, "If securities analysts do not publish research or reports ..." applies to all companies in all industries. Similarly, revise this discussion.

Disclosure Regarding Forward Looking Statements, page 24
46. Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

Market Data, page 25
47. Please delete the statement that you have not independently verified the information and cannot guarantee its accuracy or completeness. It is not appropriate to disclaim responsibility for any statements in your filing.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
32
48. It is not clear why it is factually supportable that $125 million of cash would be used to reduce debt rather than be available for daily operations. Cash on hand at December 31, 2003 and June 30, 2004 was approximately $150 million. Please revise the pro forma information to retain available cash and not reduce debt or expand the disclosure to fully explain why the adjustment is factually supportable.
49. Disclose the interest rate assumed for computing expense on the new senior credit facility and the basis for it. If actual interest rates in the transaction can vary from those depicted, disclosure of the effect on income of a 1/8 percent variance in interest rates should be included.
Selected Consolidated Historical Financial Data, page 39
50. It appears you present EBITDA as both a liquidity measure and a performance measure. As a liquidity measure, EBITDA should be reconciled to cash provided by operations. Please revise.
Explicitly state if any debt covenants utilize EBITDA and, if so, if you have met the covenants. If your debt covenants do not utilize EBITDA, please disclose that and more fully explain why management believes EBITDA provides useful information regarding ability to service and/or incur debt.
51. It appears that your presentation of EBITDA as a performance measure does not fully address the disclosure necessary to justify inclusion as a performance measure in FAQ 8 of the June 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The disclosure does not adequately address the limitations of the measure. For example it does not highlight the amount the registrant paid to acquire the intangibles whose costs are being excluded. Sales of the acquired products contributed to net income yet amortization of the cost of these assets is eliminated in arriving at EBITDA. In addition, you should have explained why it is reasonable to exclude depreciation when measuring financial performance, as long-lived fixed assets are necessary to earn revenue. Please revise to delete EBITDA as a performance measure throughout the filing or advise.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 42
52. Under the discussion captioned "Overview" on page 42, please include a textual discussion explaining the relevance of "Number of Supervisors by Geographic Region as of Reporting Period" and "Number of Supervisors by Geographic Region as of Requalification Period."
53. In "Summary Financial Results" on page 44, you have stated that the increases in net sales resulted, in part, from an increase in the number of supervisors. However, given that becoming a supervisor is dependent on maintaining a level of sales, it appears that the number of supervisors is a result of higher sales, as opposed to the increased level of sales being a result of an increased number of supervisors. Please explain.
54. We refer to your disclosure regarding results of operations for six months ended June 30, 2004 compared to six months ended June 30, 2003, beginning on page 46. Specifically, we note your disclosure on the decline in your performance in the Japanese market over the last several years. Indeed, many of the tables presented throughout MD&A bear this out and illustrate that your performance in Japan lags significantly behind your other major markets, even as compared to the rest of the Asia/Pacific Rim market. Your explanation for this, however, appears insufficient. If the decline was due to a general deterioration in economic conditions and strong competition, please explain, as part of your revised disclosure, why these factors did not also affect the rest of the Asia/Pacific Rim market in a similar manner. If the decline was due to limited product launches, as you also state, this suggests that the decline is due in part to a conscious business decision by the Company. Please explain.
55. You also state that your net sales in Japan have stabilized beginning in February 2004. Please explain why, for the six month period ended June 30, 2004, all of your metrics for the Japanese market appear to reflect a significant decline as compared to the same period in 2003. For example, volume points, number of supervisors and sales are all down from the year before. Please explain what you mean by "stabilized."
56. You discuss segment net sales but not segment profit. Please explain to us why you believe you have adequately explained changes in segment operating margin from period to period and no additional disclosure is necessary. We note, for example, the 42.5% decline in sales in South Korea in 2003 as compared to 2002.
57. The disclosure of sales growth of 85.9% in Brazil for the six months ended June 30, 2004 is not meaningful without knowing the increase in sales in dollars. Please revise.
58. Disclose if the percentage increases for the European countries in 2003, as discussed on page 51, are in local currency or not.
59. Clarify if the percentage increases disclosed on page 47, regarding sales in Asia/Pacific Rim, are for sales or the number of supervisors. If not disclosed, disclose the increase in sales.
60. Disclose when ShapeWorks was launched. We note disclosure on page 48 and in a risk factor on page 16.
61. An important objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. This disclosure should include known trends, demands, commitments and uncertainties that are reasonable likely to have a material effect on financial condition and operating performance. You appear to provide only limited explanation of the factors that drive growth in distributors and consequently net sales. For example, on page 51, you identify but do not explain certain factors, such as expansion of services to distributors, taking over management of product distribution, opening of sales centers, increased emphasis on science-based products and product line rationalization. Please explain more fully, with appropriate quantification, how these factors affected net sales by product category or country as applicable in 2004.
62. You attribute much of the change in net sales to a change in the number of supervisors and refer to customer retention programs, nutrition clubs and regional sales centers. However, you do not explain why the number of supervisors changed and how the Company`s development and motivation programs affected the productivity of its supervisor network. Also, you do not explain the change in marketing, distribution and administrative costs in sufficient detail so that an investor could understand the related cost of these programs. Please provide a fuller discussion of how these programs affected the number and productivity of the Company`s network of supervisors. Include quantification of the impact of major development programs on the number of supervisors and marketing, distribution and administrative costs for each period presented.
63. You provide qualitative explanations for changes in results of operations without disclosing the amounts for all of the significant factors causing these changes. In particular, you describe but do not quantify the multiple factors that caused the net decrease in cost of sales. Please expand your discussion to more systematically quantify these amounts so that investors can better understand your results of operations.
64. Disclose any commitments you have related to inventory purchases in the notes to the financial statements and in the table of contractual obligations.
65. We note that the Company conducts a substantial portion of its business activities abroad. Please discuss any restrictions on its ability to transfer funds in Liquidity and Capital Resources.
66. Your discussion of cash provided by operations for the six months ended June 30, 2004 on page 55 merely repeats information presented in the financial statements. Expand the discussion to provide the reasons for the significant underlying drivers of the changes in cash flow. The disclosure should explain why although net income for the six months ended June 30, 2004 decreased by 66% as compared to the six months ended June 30, 2003, cash flow provided by operations increased 76% in the 2004 period as compared to the 2003 period. To the extent liabilities increased, discuss when and how these liabilities will be satisfied. Also explain the significant increase in inventory in the six months ended June 30, 2004 as compared to a decrease in inventory in the six months ended June 30, 2003.
67. The amounts presented in the table of contractual obligations should result in a single total for all obligations. Refer to Item 303 of Regulation S-K.

Contingencies, page 58
68. Please quantify the significant amounts of additional taxes and related interest and penalties the governmental authorities are proposing.

Critical Accounting Policies, page 60
69. You identify revenue recognition and product returns as critical accounting policies. Expand the disclosure to more fully explain the material and difficult estimates related to revenue recognition and product returns. To allow a reader to assess the potential impact of the estimates, quantify the amount of each difficult element recognized in each period presented. For example, disclose product returns for each period. Consider disaggregating distributor allowance into the various components, if applicable. For each critical accounting estimate consider disclosing a rollforward of the estimate for each period presented that shows the following:

* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns in current period related to sales made in current period,
* Actual returns in current period related to sales made in prior periods,
* Ending balance.

At a minimum, you should disclose any material changes in each critical estimate recognized in each period presented or state that no material changes in estimate have been recognized, if true. Consider this comment for each of the policies you identify as critical.
70. Explain to us why impairment analysis of marketing related intangibles is not a critical accounting estimate requiring discussion of the significant assumptions made in evaluating impairment.

Business, page 63
71. We note that the Mark Hughes Cellular and Molecular Nutritional Lab was established at UCLA with the help of your contributions. Please discuss any relationships or agreements between you and the Lab. File any agreements or provide us with your analysis supporting your determination that the agreements are not required to be filed.
72. Please revise to provide a discussion of your ongoing product development activities. Additionally, on page 2, you state that your products have been scientifically demonstrated to be effective. Please provide a discussion of your testing activities.
73. Throughout your document you have referred to your network providing an opportunity for distributors to profit from selling your products. Please revise to provide some statistics relating to the profitability of your distributors. For example, we note the Forbes article states that the bottom 87% of your distributors earned annual
gross revenue of $522.   Provide the basis for your belief that your
network marketing program "is one of the most attractive income opportunities in the direct selling industry."

Herbalife, page 63
74. We note that the Notes to the Consolidated Financial Statements, beginning at page F-9, describes the corporate structure of Herbalife and the July 31, 2002 Acquisition. Please also provide a summary of these matters in the Business section as well, by expanding the last paragraph of the Herbalife overview.

Our Business Strategy, page 66
75. Under the caption, "Pursue Local Initiatives," you state that the nutrition clubs established by your distributors in Mexico have played a significant role "in Mexico`s growth." Please revise this sentence to be more precise about the "growth" to which you refer.
76. Please clarify what you mean by the term "accelerators" at the top of page 68 and the phrase "which address specific challenges associated with dieting."

Product Development, page 69
77. Please disclose any compensatory arrangements that you have with members of your Scientific Advisory Board and Medical Advisory Board and discuss any other financial benefits that accrue to such members because of their relationship with the Company.
78. Please describe your agreements and relationship with Louis Ignarro, David Heber and UCLA, and file any agreements with these parties as exhibits.
79. Please explain, in layman`s terms, what it means to "fingerprint" herbs.

Network Marketing Program, page 70
80. Please explain what an International Business Pack is and disclose the cost to purchase the Pack.
81. If any of the Success Training Seminars, World Team School, or "Herbalife Broadcasting Network" generate revenue for the Company, please describe.

Product Return and Buy-Back Policies, page 75
82. Please explain how your buy-back policy addresses the regulatory compliance issues pertaining to network marketing programs.

Regulation, page 76
83. Please elaborate on the six anecdotal special nutritional adverse events reports from the FDA received by the Company since September 16, 2002 and which you briefly reference on page 78.
84. Please provide additional information about the permanent injunction issued in October 1986. What were the allegations of the complaint and what sorts of specified claims does the injunction prevent the Company from making?
85. Please be more specific about the alleged marketing practices that are the subject of the two class action lawsuits described on page 81.
86. We note that the October 4, 2004 Forbes magazine article makes reference to 136 complaints that the FTC received in the past two years against Herbalife and its distributors. Please describe these complaints, their status, and any ramifications resulting from them.

Trademarks, page 83
87. Please describe the methods Herbalife employs to protect the intellectual property rights of its proprietary formulas.

Legal Proceedings, page 84
88. Please provide us your analysis as to why you believe your current legal proceedings will not have a material adverse effect on your financial position. Please revise your disclosure to state your basis for such conclusion. For example, is your conclusion based on the fact that you have adequate reserves for any losses your may experience from these legal proceedings, your belief that the outcomes of these legal proceedings will be favorable to you or your belief that any losses you may suffer from the outcomes would be immaterial.

Management, page 86
89. We note your disclosure that prior to the listing of your common shares on the NYSE the board will elect three new independent directors. Please confirm that all of the information required by Form S-1 with respect to these directors will be included in the registration statement prior to distribution of the preliminary prospectus.
90. Please revise your disclosure so that you have described the business experience during the past five years of each of your officers and directors as required by Item 401(e) or Regulation S-K. For example, you should:

* specify the period during which Gregory Probert served at planetLingo;

* describe Henry Burdick`s business activities since 1998;

* clarify how long Kenneth Diekroeger and Jesse Rogers have been with Golden Gate Capital; and

* explain what business activities Charles Orr has been engaged in since 2000.
91. We note that the employment agreement for Matt Wisk, dated July 14, 2003, has been filed as Exhibit 10.30, yet Mr. Wisk, the Chief Marketing Officer, is not referenced in the Management section, nor is his employment contract summarized on page 94. Please supplementally explain this omission.

Principal Shareholders, page 103
92. In subsequent amendments, when the number of shares to be sold in the offering is known, please disclose the percentage of common shares that will beneficially owned by the public following consummation of the offering.

Certain Relationships and Related Transactions, page 107
93. Please file your related party contracts as exhibits to your registration statement or provide us your analysis as to why they are not material contracts.
94. Please name the shareholders of Kanawha who control the Springs
Company.
95. Please revise to state whether each related party transaction is on terms as favorable as could have been obtained from unrelated third parties.

Shares Eligible for Future Sale, page 118
96. Please provide a discussion of the $200 million special cash dividend to be paid to existing shareholders from the proceeds of this offering. Among other things, you should disclose the specific cash amounts going to each of the related parties.
97. With respect to the monitoring fee agreement discussed on page 109, please disclose:

* the activities conducted by Whitney and GGC Administration, LLC pursuant to the agreement;

* whether the agreement will remain in place subsequent to this offering;

* the circumstances triggering payment of the $3.1 million out-of-pocket expenses; and

* the objective of the discussions that you anticipate having with the Equity Sponsors prior to the consummation of this offering.

Underwriters, page 124
98. We note your disclosure on page 126 that you intend to do a "directed share offering." Please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.
99. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
100. To the extent that the underwriters intend to deliver prospectuses electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications, including any proposed web pages.
101. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Consolidated Financial Statements, pages F-4 and F-5
102. Since the $200 million special dividend will be paid out of the proceeds of the offering, you should present on the face of the statements of income for 2003 and the six months ended June 30, 2004 only pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical earnings per share.
103. It appears that the caption "deferred compensation assets" on the December 31, 2003 balance sheet should read "deferred compensation plan assets" similar to the June 30, 2004 balance sheet. Deferred compensation is typically presented as contra-equity.
Please revise or advise.
104. You present operating income in Selected Financial Data and in MD&A, yet you do not present operating income on the income statement. Please revise the disclosure to be consistent.

Note 2. Significant Accounting Policies, page F-13
105. Disclose where shipping and handling costs are reported. If these costs are not included in cost of sales, disclose both the amount of such costs and the line item on the income statement that includes them. Refer to EITF 00-10.
106. Disclose the amount of any inventory obsolescence reserves or state that none are necessary and why. We note obsolete inventory is identified as a critical accounting policy.
107. Tell us when the Company takes title to inventory produced by third party manufacturers and how the Company insulates itself from quality control and product liability risk associated with these third party manufacturing operations.
108. Expand your revenue recognition policy to explain how you consider your inventory buy-back program from distributors (page 75).
109. Tell us how you valued product formulas of $15 million versus the marketing related intangibles of $310 million. Explain why the value of trademarks is twenty times that of product formulas.
110. Please describe your accounting policy for research and development and advertising expense. Disclose the amounts of each as required by FAS 2 and SOP 93-7.

Note 11. Segment Information, page F-31
111. Provide us with your analysis supporting aggregation of all operating segments other than the US and Japan.
112. Disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38a of FAS
131. Sales attributed to the United States should be stated separately in the geographic information or indicate that US sales would be the same as reported in the reportable segment information. Unaudited Interim Financial Statements
Note 3. Transactions with Related Parties, page F-50
113. Please explain the issuance of 104 million shares of common stock during 2004, which appears to relate to the redemption of 102 million preferred shares as disclosed in Note 4. Provide appropriate footnote disclosure and discussion in MD&A. In some places, you state that the preferred shares converted to common, however it appears the preferred stock was redeemed. Please revise all disclosure in the document to consistently describe the transaction.
Note 4. Long Term Debt, page F-51
114. Please disclose the principal terms for the redemption of the 15.5% senior notes, including the amount of the redemption premium.
115. Please disclose how the 91/2 % Notes offering affected the warrants originally issued with the Senior Notes. Disclose the aggregate amount of securities called for by warrants or rights outstanding at each balance sheet date, the period during which the rights are exercisable and the exercise price.

Item 15.  Recent Sales of Unregistered Securities, page II-2
116. Revise the discussion of the issuances of the 12% Series A
Cumulative Convertible Preferred Shares to disclose the number of distributors and the number of members of your Chairman`s Club that participated in the offering. We may have further comments.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

 We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 942-2851 or Lisa Vanjoske (202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at
(202) 942-2974 or me with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Jonathan K. Layne, Esq.
Gibson, Dunn & Crutcher LLP
	2029 Century Park East
	Los Angeles, CA 90067


Brett R. Chapman, Esq.
WH Holdings (Cayman Islands) Ltd.
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